Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
[redacted]

REDFLEX HOLDINGS

RECEIVED
2007 SEP 25 A 5:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026909

18 September 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

dw 9/25

Redflex Holdings Limited

File No: 82-34862

Schedule I
18 September 2007

Documents made public since the last submission on **30 July 2007:**

Date	Item	Description
17 September 2007	ASIC Form 605	ASIC Form 605 Notice of ceasing to be a substantial holder
17 September 2007	Appendix 3Y	Change of Director Interests Notice
10 September 2007	Company Announcements	Redflex announces State of Arizona executes contract with Redflex for photo speed enforcement
30 August 2007	Company Announcement	Redflex announces Redflex executes eight photo enforcement contracts
30 August 2007	Company Announcement	Redflex announces Presentation of annual results
29 August 2007	Company Announcement	Redflex announces inaugural fully franked dividend of 3.5 cents per share.
29 August 2007	Company Announcement and Appendix 4E	Redflex announces Preliminary Final Results for financial year ended 30 June 2007 and lodges Appendix 4E
29 August 2007	Company Announcement	Redflex announces Redflex executes Six Photo Enforcement Contracts – Northlake IL, St Charles IL, Edmundson MO, Hurst TX, Bedford TX, Baker LA
22 August 2007	ASIC Form 604	Australian Securities and Investment Commission (ASIC) Form 604 Notice of Change Substantial Shareholder - Renaissance
2 August 2007	ASIC Form 603	Australian Securities and Investment Commission (ASIC) Form 603 Notice of Initial Substantial Shareholder - VFMC
1 August 2007	Company Announcement	Redflex announces El Paso extension to support largest Texas program, and new Lewisville Texas contract

File No: 82-34862

VICTORIAN
FUNDS
MANAGEMENT
CORPORATION

Melbourne Vic 3000

PO Box 18014
Collins Street East
Melbourne Vic 8003

Tel (61 3) 9207 2900
www.vfmc.vic.gov.au

Redflex Holdings Limited
31 Market Street
South Melbourne VIC 3205
Fax (03) 9699 3566

Copy to:
Company Announcements Platform
Australian Stock Exchange
Fax 1900 999 279

17 September 2007

Dear Sir/Madam

RE: Voluntary Disclosure of Substantial Holder

Please find attached a "Notice of Ceasing to be a Substantial Holder" (Notice) given by the Victorian Funds Management Corporation (VFMC).

Under section 5A of the Corporations Act, VFMC is not subject to Chapter 6C of the Act. VFMC has elected to give the Notice voluntarily.

If you have any questions, please call the undersigned.

Yours Faithfully,

S Bone
Chief Executive Officer

Victoria
The Place To Be

605

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN: ABN 96 069 306 216

1. Details of substantial holder(1)

Name: Victorian Funds Management Limited (VFMC)

ACN/ARSN (if applicable): ABN 27 691 254 157

The holder ceased to be a substantial holder on: 13 /09 /2007

The previous notice was given to the company on: 02 /03 /2007

The previous notice was dated: 23 /11/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
13/09/07	VFMC	See Annexure A			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
VFMC	Level 13, 101 Collins St, VIC 3000
National Nominees Limited	500 Bourke St, VIC 3000

Signature

print name: SYD BONE

capacity: Chief Executive Officer

sign here

date: 17/09/07

Victorian Funds Management Corporation
ABN 27 691 254 157

Annexure A

2. Changes in relevant interests

Victorian Funds Management Corporation

Date	Registered Company	Transaction	Quantity	Consideration
23-Aug-07	National Nominees Limited	Sale	114,006	324,623
23-Aug-07	National Nominees Limited	Sale	67,186	191,307
12-Sep-07	National Nominees Limited	Sale	129,498	405,401
12-Sep-07	National Nominees Limited	Sale	89,811	281,159
13-Sep-07	National Nominees Limited	Sale	73,382	227,750
13-Sep-07	National Nominees Limited	Sale	165,160	512,056
13-Sep-07	National Nominees Limited	Sale	41,618	129,167
13-Sep-07	National Nominees Limited	Sale	93,672	290,417

Signed:

Date: 17/09/07

This is Annexure A of 1 page referred to in form 605

Cha

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	30 June 2006
Date of this notice	17 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	11 September 2007
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,089,940 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	nil
Number disposed	4,800
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $3.15
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,085,140 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

State of Arizona Executes Contract with Redflex for Photo Speed Enforcement

10 September 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a contract for mobile speed enforcement with the Arizona Department of Public Safety (DPS).

This contract was awarded to Redflex as a result of a competitive tender and this is the first stage of a statewide speed-enforcement program that was authorized by Governor Janet Napolitano earlier this year. This initial pilot, which has a maximum contract term of 2 years, comprises two mobile speed units and is being implemented to test the viability of photo enforcement on State Highways and Roadways in anticipation of DPS developing a more comprehensive statewide photo program.

"This is a great opportunity for Redflex to participate in yet another landmark event in our industry. The outcome of this pilot is of significant consequence, as the State is using our technology to test the overall viability of photo enforcement of State Highways. Being selected to support the State in such a visible and important initiative is a true honour. In Arizona, it is our understanding that this is the first State-level contract to be executed directly with a photo enforcement company, and we hope that it sets a successful precedent for others to follow" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more than 150 US jurisdictions, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

File No: 82-34862

Redflex Executes Eight Photo Enforcement Contracts

6 September 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of seven photo red light enforcement contracts which includes the cities of Mesquite, Texas; Killeen, Texas; Allen, Texas; Haltom, Texas; Southlake, Texas; Tomball, Texas; Roanoke, Texas; and one fixed and mobile speed enforcement contract in Star Valley, Arizona.

Mesquite, Texas
Mesquite, located in the Dallas-Fort Worth metropolitan region, has a population in excess of 130,000, and is situated in Dallas County. The scope of this program includes enforcement at up to 40 locations, with a term of three years, plus three 1-year automatic renewals.

Killeen, Texas
Killeen is located in Bell Country and supports a population in excess of 100,000. The scope of this program includes enforcement at up to 60 locations, with a term of five years, plus two 2-year automatic renewals.

Allen, Texas
Allen, located in the Dallas-Fort Worth metropolitan region, has a population of approximately 75,000 and is in Collin County. The scope of this program includes enforcement at up to 20 locations, with a term of five years, plus two 2-year automatic renewals.

Haltom, Texas
Haltom, in the Dallas-Fort Worth metropolitan region, has a population of approximately 40,000 and is situated in Tarrant County. The scope of this program includes enforcement at up to 20 locations, with a term of five years, plus two 2-year automatic renewals.

Southlake, Texas
Southlake, located in the Dallas-Fort Worth metropolitan region, has a population of approximately 25,000 and is situated in Tarrant County. The scope of this program includes enforcement at up to 20 locations, with a term of five years, plus two 2-year automatic renewals.

Tomball, Texas
Tomball is located in the Houston metropolitan region and is in Harris County. The scope of this program includes enforcement at up to 20 locations, with a term of five years, plus two 2-year automatic renewals.

Roanoke, Texas
Roanoke is located in the Dallas-Fort Worth metropolitan region in Denton County. The scope of this program includes enforcement at up to 20 locations, with a term of five years, plus two 2-year automatic renewals.

"With the addition of these new Texas-based contracts, Redflex currently supports 33 photo enforcement contracts across the state. These are exciting times and we are pleased to maintain greater than a 50% market share in this key market, supporting more programs then all of the competition combined" said Karen Finely, CEO.

Star Valley, Arizona
Star Valley is located Gila County with enforcement efforts focused on Arizona State Highway 260. The scope of this program includes up to 5 fixed speed systems and the option for a mobile speed unit, with a term of five years, plus two 1-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 150 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

File No: 82-34862

REDFLEX HOLDINGS LIMITED

Investor Briefing

August/September 2007

Introduction



- **Chris Cooper**
  Chairman
  Redflex Holdings Limited



- **Graham Davie**
  CEO
  Redflex Holdings Limited



- **Ron Johnson**
  CFO
  Redflex Holdings Limited



- **Peter Lewinsky**
  Non–executive director
  Redflex Holdings Limited

Redflex Holdings Limited

- **ASX Listed since 1997 - RDF**
- **89 Million shares on issue**
- **Market cap ~$270 million**
- **Headquarters**
  - 31 Market Street, South Melbourne. Australia.
- **Staff**
  - Approximately 370
- **Business**
  - Traffic Photo Enforcement and related products and services



Redflex Group Highlights

- **Continuing growth in Traffic business**
  - Revenue, EBITDA, NPBT, contracts & installed base
- **First Dividend in FY08**
  - 3.5 cents per share, fully franked
- **Dividend Reinvestment Plan**
  - Shares will be issued at a 5% discount to market.
  - Plan is on web site (www.redflex.com.au)
- **New directors**
  - Roger Sawley – independent non–executive director
  - Karen Finley – executive director
- **Communications business divested effective from 1 Dec 06**
  - Effect shown in discontinued operations

Group Focus

- **Strategy**
  - 5-year plan refined and updated
  - Dominant focus on US market opportunities
  - Australian and international opportunities are important to the group
  - Organic growth is the primary focus
- **Policy**
  - Rem policy update now bedded down and operating effectively
  - Key policies are published on the company web-site
- **Governance**
  - Compliant with ASX Corporate Governance Recommendations
  - Majority of independent, non-executive directors
  - Regular board reviews of governance issues
- **Investor Relations**
  - Revamped web-site imminent
  - On-line annual reports

Financial Performance - Continuing Operations

- **Revenue**
  - $70.0 million (Up 29% on FY06)
- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - $25.7 million (Up 52% on FY06)
- **Net Profit Before Tax (NPBT)**
  - $11.1 million (Up 100% on FY06)
- **Net Profit After Tax (NPAT)**
  - $7.5 million (Up 83% on FY06)
- Note: Result despite adverse AUD/USD exchange rate movement over the year



54.1
70.0
Revenue



16.8
25.7
EBITDA



5.8
11.1
NPBT



4.1
7.5
NPAT

Profit History – Continuing Operations


NPBT
7
6
5
4
3
2
1
0
$M
H1 06
H2 06
H1 07
H2 07

Financial Position

- **Total Assets**
  - $109 million
  - Compared with $113 million at June 2006

- **Net Assets/Equity**
  - $66.4 million
  - Compared with $70.9 million at June 2006

- **Impacts:**
  - 16% adverse movement in AUD/USD exchange rate June06-June07
  - Book loss on disposal of Communications business ($4.3m)

Cash Position

- **Cash at 30 June $10.2 million**
- **Net Cash flow from operations - $26.4 million**
- **EBITDA of $26.3 million**
- **CAPX of $31.5 million for the year**
- **Harris Bank facility drawn to US$17.5m at 30 June 2007**
  - Facility increase to US$25 million approved
- **Sale of Communications business**
  - $4 million cash received to date
  - Approx $1.2 million due mid September 07
  - Final price is based on performance of RCS against budget – substantially below budget
- **Income tax expense – $3.6 million**
- **Investment in R&D – $2.8 million**
  - 4% of revenue

Key Measures and Ratios

- **Basic Earnings per Share**
  - 8.4 cents (continuing operations)
- **Diluted Earnings per Share**
  - 8.3 cents (continuing operations)
- **Dividend per Share**
  - 3.5 cents
- **Net Tangible Assets per Share**
  - 66.3 cents
- **Interest Bearing Debt/Equity Ratio**
  - 0.32
- **Working Capital Ratio**
  - 2.5

USA business - Highlights

- **Installed base of cameras now over 900**
  - 877 at 30 June 2007
- **59 new contracts in USA in FY07**
  - Compares with 26 in FY06
  - 11 new contracts in FY08 to 29 August
  - Over 150 cities under contract at 29 August 2007
- **Continued growth in revenue**
- **Entry into new states**
  - Massachusetts, Missouri, Louisiana, Mississippi
- **Programs in 19 states**
- **Speed programs in 9 states**
- **235 new installations in FY07**
- **Expect to install well in excess of 300 new systems in FY08**
  - 59 installed to 29 August 2007

USA Business

- **Headquartered in Scottsdale, Arizona**
- **Offices in Culver City, CA and Chicago, IL**
- **Representatives for sales, customer support and maintenance throughout USA**
- **Approximately 260 staff**
- **Build-Own-Operate-Maintain(BOOM) model**
  - 5 - 7 year contracts with cities for red-light or speed photo-enforcement.
  - Revenue stream based on system performance and driver behaviour.
  - Revenue model - fixed monthly fee; or fee per citation
  - Typically 6 - 20 red-light camera systems per city.
  - Collision/injury/fatality reduction of 15 - 50% over time.



Competitive Environment

- **Redflex is the dominant player in the industry**
- **Installed market share**
  - Redflex - ~49% market share
  - ATS - ~ 20%
  - ACS - ~11%
  - Nestor - ~11%
  - Lasercraft - ~8%
  - Other
- **Redflex continues to win the majority of new business**
  - Over 60% of all competed contracts



RDF
ATS
ACS
Nestor
L'Craft
Other

Source – media reports and Redflex internal analysis

Market Leadership

Redflex Leads the Market with:

- **Outsourcing programs with local government for public safety**
  - largest provider and operator of red light/speed photo enforcement in the USA,
- **Advanced digital camera technology**
  - Efficient and high quality evidence package
- **Vehicle detection technology for both position and speed**
  - Proven, high yield detection technology delivers best results
- **End to end processing of photo enforcement citations**
  - Leading provider of comprehensive end to end enforcement processing solutions.
- **Construction and program implementation**
  - Superior capability to design, install and commission leads the industry.
  - Construction rate greater than all other competitors

US States with Redflex Programs



WASHINGTON
OREGON
CALIFORNIA
IDAHO
NEVADA
MONTANA
WYOMING
UTAH
ARIZONA
COLORADO
NEW MEXICO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
MINNESOTA
IOWA
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
ILLINOIS
MICHIGAN
INDIA
OHIO
KENTUCKY
TENNESSEE
MISS
ALABAM
GEORGIA
FLORIDA
SOUTH CAROLINA
NORTH CAROLINA
VIRGINIA
WV
PENN
NEW YOR
VT
NH
MAINE
MASS
RI
CONN
NEW JERSEY
DELAWARE
MARYLAND

USA City Contracts


160
140
120
100
80
60
40
20
0
$M
2004
2005
2006
2007
FY

Installed Camera Systems



1000
900
800
700
600
500
400
300
200
100
0
$M
2004
2005
2006
2007
FY

USA Potential Market

- **Potential red light enforcement market:**
  - An estimated 350,000 signalized intersections
  - Assuming 1 in 10 to 1 in 15 enforced
    = 23,000 to 35,000 approaches
  - US$1.5-2+ billion potential p.a.
- **Alternatively:**
  - 2,500+ candidate cities (>10,000 pop.)
  - Assuming average 10 to 15 cameras each
    = 25,000 to 37,000 approaches
- **Speed photo enforcement market:**
  - Market is still relatively small at present with significant growth potential
  - Wider community support is emerging
  - Ultimately, market expected to be at least size of red-light
- **Redflex progress in market**
  - Approx 7% of the potential market penetrated for red light
  - Photo enforcement remains a high growth opportunity in the USA.
  - Redflex has contracts in 19 states, 9 with speed enforcement
  - Programs in 4 new states since 1 July 2006


RED
LIGHT
PHOTO
ENFORCED

US Legislative/Legal Issues

- **Reduction in % of installed cameras not generating revenue**
  - Now at approximately 8%,
- **Some legislative advancements**
  - Ohio HB56 vetoed by state governor
  - Illinois legislation clarified
  - Supportive legislation introduced in CT, SC,
  - Supportive legislation now in place in Virginia
- **Ongoing issues are being addressed as they arise**
  - Iowa legal challenges have resulted in suspensions
  - Continue to address issues in Minneapolis and North Carolina
- **Geographical and jurisdictional diversity provides some hedge**
- **Significant costs are incurred in dealing with issues**
  - Lobbyists and legal advisers are an essential investment

Redflex Traffic Australia

- **Based in South Melbourne**
- **Territory – Australia and the rest of the world**
- **Technology - collaborative development with USA**
  - Shared R&D resources in Australia & USA
  - Central coordination
  - Common goals and outcomes
  - R&D is done close to relevant customers and markets
- **Camera and other equipment manufacturing**
- **Relationships with government clients in all states in Australia**
  - Market leader in Australia
- **European Office based in UK**
- **Predominantly sale of products and services**
  - Long term revenue from maintenance & support contracts

Australian business - Highlights

- Excellent performance by Australian business
- Record revenue and profitability
- Sales to all states in Australia
- Growing presence outside of USA/Australia
- Ongoing Technology developments & enhancements
- Point-to-Point System Live on Hume Highway



Traffic Australia achievements

- **Redlight/speed cameras for South Australia**
  - Project successfully completed
  - Received subsequent order for additional cameras
- **Camera systems for NSW, including**
  - Bus lane enforcement cameras
  - Lane Cove tunnel cameras
  - School zone speed cameras
  - Toll Enforcement Cameras for Sydney Harbour Tunnel
  - Target Vehicle surveillance System to monitor trucks crossing NSW/QLD border
- **Victoria**
  - Go-live of Hume Highway Point-to-Point system
  - 52 combo red light/speed cameras delivered and installed in Melbourne

Traffic Australia achievements (cont.)

- **Western Australia**
  - Integrated Infringement Processing System (IIPS), a new state-of-the-art ticket processing system for speed, red light and on-the-spot fine processing has been in operation since the beginning of the year
- **Rail crossing cameras**
  - Delivered to USA
  - Contacted for delivery to WA
- **Qatar**
  - $4.8 million order for 86 camera systems received for key intersections in Doha
  - Further order received subsequently for 2 systems



Redflex Outlook

- **Growth in US and global markets is anticipated to continue**
- **We expect Redflex to continue to maintain its dominant position in the US**
  - Growing to and beyond 50% market share
  - Winning >60% of new business
- **Growth in installed cameras**
  - Expect to install well in excess of 300 cameras in FY08
  - 59 installed in FY08 to 29 August 2007
  - Underpinned by contracts in hand
- **Legislative/legal issues will continue**
  - Will be managed proactively using lobbyists & attorn
- **Continued investment in technology is pl**
  - Now USA and Australia are both undertaking collaborative R&D



File No: 82-34862

Inaugural Dividend

29 August 2007

Further to release of FY2007 Preliminary Final Results, the directors are pleased to confirm the declaration of an inaugural, fully franked dividend of 3.5 cents per share.

The Record Date for determining entitlements to the dividend will be 19 October 2007 and the dividend will be paid on 2 November 2007. To be entitled to a dividend, shareholders must have purchased shares before the ex dividend date of 15 October 2007.

Participants in the Company's Dividend Reinvestment Plan (DRP) which was announced on 27 February 2007, will be allocated, on the Payment Date, ordinary shares in Redflex at a price representing a 5% discount to the average market price of all Redflex shares sold on the ASX during the 5 trading days up to and including the Record Date.

Documents relevant to the DRP, including the invitation letter attached, will be sent to shareholders in the next few weeks.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216
31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1715
Fax: +61 3 9699 3566
Web: www.redflex.com.au

Dear Shareholder

I am pleased to invite you to participate in **Redflex's Dividend Reinvestment Plan** (DRP)

The DRP provides shareholders with a registered address in Australia or New Zealand with the opportunity to invest their dividends in additional shares while retaining the benefits of dividend franking. DRP shares are issued free of brokerage, commission and other costs. As a Redflex shareholder, you can vary, terminate or rejoin the DRP whenever you wish. The DRP booklet, incorporating the DRP Rules, is enclosed, and it can also be viewed on our website at www.redflex.com.au.

The issue price of shares under the DRP in respect of the dividend to be paid on 2 November 2007 will be calculated at a 5% discount to the average market price of RDF shares sold on the ASX during the 5 trading days up to and including 19 October 2007 (Record Date).

If you choose to have all your shares under this holding participate in the DRP:
Complete the enclosed DRP Election Form.

If you choose partial participation in the DRP:
Complete the enclosed DRP Election Form, and
Complete the enclosed Direct Credit Form.

If you decide not to participate in the DRP now:
Complete the enclosed Direct Credit Form.

To enable participation in the DRP for the upcoming dividend, the DRP Election Form must be received by Redflex's share registry, Computershare Investor Services, no later than 5pm Melbourne time on 19 October 2007. A reply paid envelope is enclosed.

If you nominate only some of your shares for participation in the DRP or you choose not to participate at all now, then please complete the Direct Credit Form and return it in the reply paid envelope enclosed so that the cash component of your dividend can be credited directly to your Australian or United States dollar account. Please note that no cheques are issued.

Receive your communications electronically
We take this opportunity to remind shareholders that receiving dividend statements and other shareholder communications electronically helps reduce the impact on the environment and the costs for printing and mailing. We encourage you to not only complete the DRP Election Form, but also either complete the Electronic Shareholder Communications form or register at www.computershare.com.au/easyupdate/rdf.

Redflex recently released its results for the financial year ended 30 June 2007. You can obtain a copy of the results from our website at www.redflex.com.au.

We look forward to your continued support of Redflex.

Yours sincerely

Chris Cooper
Chairman

Redflex Executes Six Photo Enforcement Contracts

29 August 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of five photo red light enforcement contracts which includes the cities of Northlake, Illinois; Edmundson, Missouri, Hurst, Texas; St. Charles, Illinois, Bedford, Texas; and one combination speed and red-light enforcement contract in Baker, Louisiana.

Northlake, IL
Northlake is a suburb of Chicago and is located only 14 miles from downtown Chicago. It is situated in Cook County. The scope of this program includes enforcement at up to nine intersections, with a term of five years, plus two 2-year automatic renewals.

St. Charles, IL
St. Charles is a city is located in the Kane and DuPage counties region with a population of approximately 35,000. The scope of this program includes up to 20 fixed red-light systems, with a term of five years, plus two 2-year automatic renewals.

Edmundson, MO
Edmundson is the first contract city situated in the Saint Louis metropolitan region. The scope of this program includes up to 4 fixed red-light systems, with a term of five years, plus two 2-year automatic renewals.

Hurst, TX
Hurst is located in the Dallas-Fort Worth metropolitan region with a population of approximately 40,000, and is situated in Tarrant County. The scope of this program includes up to 20 fixed red-light systems, with a term of five years, plus two 2-year automatic renewals.

Bedford, TX
Bedford is located in the Dallas-Fort Worth metropolitan region with a population of approximately 50,000 and it is also situated in Tarrant County. The scope of this program includes up to 20 fixed red-light systems, with a term of five years, plus two 2-year automatic renewals.

Baker, LA
Baker is located in the Baton Rouge Metropolitan Area with a population of approximately 14,000. The scope of this program includes up to 10 fixed combination speed & red-light systems, with a term of five years, plus two 2-year automatic renewals.

"We are pleased to welcome these new partner cities into the Redflex portfolio. Each of these contracts has come to fruition based on our demonstrated successes across a wide geographical area and has increased our foundation of leadership and growth across various key markets" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more than 150 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme REDFLEX HOLDINGS LIMITED

ACN/ARSN

1. Details of substantial holder (1)

Name Renaissance Smaller Companies Pty Ltd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 16/08/07

The previous notice was given to the company on 03/03/06

The previous notice was dated 01/03/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	7,053,769	8.09%*	8,145,077	9.15%*

***BASED ON ISSUED CAPITAL OF 88,975,223 SHARES**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/08/07	Renaissance Smaller Companies Pty Ltd	Acquisition of 72,111 shares	$206,885	72,111 FPO	72,111

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 11, 95 Pitt St Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here date 17/08/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law.*

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for REDFLEX HOLDINGS LIMITED

4. Present relevant interest

Holder of relevant Interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	3,132,747	3,132,747
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	2,677,725	2,677,725
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	1,168,481	1,168,481
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Ltd	RBC Global Services Australia Pty Ltd	Investment Manager	366,849	366,849
Renaissance Smaller Companies Pty Ltd	State Street Nominees	State Street Nominees	Investment Manager	102,561	102,561
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	696,714	696,714
				8,145,077	

File No: 82-34862

VICTORIAN FUNDS MANAGEMENT CORPORATION

PO Box 18014
Collins Street East
Melbourne Vic 8003

Tel (61 3) 9207 2900
www.vfmc.vic.gov.au

Redflex Holdings Limited
31 Market Street
South Melbourne VIC 3205
Fax (03) 9699 3566

Copy to:
Company Announcements Platform
Australian Stock Exchange
Fax 1900 999 279

2 August 2007

Dear Sir/Madam

RE: Voluntary Disclosure of Substantial Holder

Please find attached a "Notice of Initial Substantial Holder" (Notice) given by the Victorian Funds Management Corporation (VFMC).

Under section 5A of the Corporations Act, VFMC is not subject to Chapter 6C of the Act. VFMC has elected to give the Notice voluntarily.

If you have any questions, please call the undersigned.

Yours Faithfully,

S Bone
Chief Executive Officer

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN: ABN 96 069 306 216

1. Details of substantial holder (1)

Name: Victorian Funds Management Corporation (VFMC)

ACN/ARSN (if applicable): ABN 27 691 254 157

The holder became a substantial holder on 23/11/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully Paid Ordinary	4,846,346	4,846,346	5.45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Item 3	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
VFMC	Level 13, 101 Collins St, VIC 3000
National Nominees Limited	500 Bourke St, VIC 3000

Signature

print name SYD BONE capacity Chief Executive Officer

sign here  date 2 / 8 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Victorian Funds Management Corporation
ABN 27 691 254 157

Annexure A

3. Details of relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Victorian Funds Management Corporation	Power to exercise voting rights pursuant to voting authority under Client Agreements	4,846,346

4. Details of present registered holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
Victorian Funds Management Corporation	National Nominees Limited	National Nominees Limited	4,846,346

5. Consideration

Victorian Funds Management Corporation

Date	Registered Company	Transaction	Quantity	Consideration
23-Nov-06	National Nominees Limited	Purchase	1,009,400	2,876,790
23-Nov-06	National Nominees Limited	Purchase	275,800	786,030
23-Nov-06	National Nominees Limited	Purchase	383,200	1,092,120
23-Nov-06	National Nominees Limited	Purchase	720,300	2,052,855
23-Apr-07	National Nominees Limited	Sale	17,194	51,690
23-Apr-07	National Nominees Limited	Sale	182,936	549,960
14-May-07	National Nominees Limited	Sale	6,712	21,119
14-May-07	National Nominees Limited	Sale	14,589	45,903
22-May-07	National Nominees Limited	Purchase	6,053	19,411
22-May-07	National Nominees Limited	Purchase	1,712	5,490
22-May-07	National Nominees Limited	Purchase	2,150	6,895
22-May-07	National Nominees Limited	Purchase	3,664	11,750
23-May-07	National Nominees Limited	Purchase	3,471	11,161
23-May-07	National Nominees Limited	Purchase	981	3,154
23-May-07	National Nominees Limited	Purchase	1,232	3,961
23-May-07	National Nominees Limited	Purchase	2,101	6,756
24-May-07	National Nominees Limited	Purchase	5,770	18,526
24-May-07	National Nominees Limited	Purchase	1,631	5,237
24-May-07	National Nominees Limited	Purchase	2,048	6,576
24-May-07	National Nominees Limited	Purchase	3,492	11,212
25-May-07	National Nominees Limited	Purchase	6,811	21,965
25-May-07	National Nominees Limited	Purchase	1,926	6,211

Signed: [signature]

Date: 2/8/2007

This is Annexure A of 2 pages referred to in form 603 Notice of Initial Substantial Holder

Victorian Funds Management Corporation
ABN 27 691 254 157

Annexure A

25-May-07	National Nominees Limited	Purchase	2,419	7,801
25-May-07	National Nominees Limited	Purchase	4,124	13,300
28-May-07	National Nominees Limited	Purchase	10,928	35,162
28-May-07	National Nominees Limited	Purchase	3,090	9,942
28-May-07	National Nominees Limited	Purchase	6,617	21,291
29-May-07	National Nominees Limited	Purchase	43,381	139,735
29-May-07	National Nominees Limited	Purchase	12,266	39,510
29-May-07	National Nominees Limited	Purchase	26,268	84,612
30-May-07	National Nominees Limited	Purchase	6,942	22,347
30-May-07	National Nominees Limited	Purchase	1,963	6,319
30-May-07	National Nominees Limited	Purchase	4,202	13,527
31-May-07	National Nominees Limited	Purchase	11,179	36,059
31-May-07	National Nominees Limited	Purchase	3,161	10,196
1-Jun-07	National Nominees Limited	Purchase	404	1,309
4-Jun-07	National Nominees Limited	Purchase	29,415	95,058
4-Jun-07	National Nominees Limited	Purchase	8,318	26,880
5-Jun-07	National Nominees Limited	Purchase	21,689	69,591
5-Jun-07	National Nominees Limited	Purchase	6,133	19,678
5-Jun-07	National Nominees Limited	Purchase	13,133	42,139
6-Jun-07	National Nominees Limited	Purchase	25,024	80,109
6-Jun-07	National Nominees Limited	Purchase	7,077	22,656
6-Jun-07	National Nominees Limited	Purchase	15,152	48,506
7-Jun-07	National Nominees Limited	Purchase	6,800	21,386
8-Jun-07	National Nominees Limited	Purchase	19,781	63,016
25-Jun-07	National Nominees Limited	Sale	42,489	130,293
25-Jun-07	National Nominees Limited	Sale	15,031	46,093
25-Jun-07	National Nominees Limited	Sale	25,596	78,490
26-Jun-07	National Nominees Limited	Sale	3,090	9,226
26-Jun-07	National Nominees Limited	Sale	1,571	4,691
26-Jun-07	National Nominees Limited	Sale	24,945	74,481
27-Jun-07	National Nominees Limited	Purchase	34,581	99,735
28-Jun-07	National Nominees Limited	Purchase	19,221	56,785
29-Jun-07	National Nominees Limited	Purchase	26,713	80,801
29-Jun-07	National Nominees Limited	Purchase	8,106	24,519
29-Jun-07	National Nominees Limited	Purchase	9,447	28,575
17-Jul-07	National Nominees Limited	Purchase	6,384	19,771
17-Jul-07	National Nominees Limited	Purchase	2,082	6,448
17-Jul-07	National Nominees Limited	Purchase	2,429	7,522
17-Jul-07	National Nominees Limited	Purchase	3,817	11,821
18-Jul-07	National Nominees Limited	Purchase	332	1,029
18-Jul-07	National Nominees Limited	Purchase	108	335
18-Jul-07	National Nominees Limited	Purchase	126	391
18-Jul-07	National Nominees Limited	Purchase	198	614
19-Jul-07	National Nominees Limited	Purchase	17,950	57,365
19-Jul-07	National Nominees Limited	Purchase	5,854	18,708
19-Jul-07	National Nominees Limited	Purchase	6,828	21,821
19-Jul-07	National Nominees Limited	Purchase	10,730	34,291

Signed:

Date: 2/8/2007

This is Annexure A of 2 pages referred to in form 603 Notice of Initial Substantial Holder

REDFLEX HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Securities Exchange

File No: 82-34862

Preliminary Final Report FY 2007
Appendix 4E

29 August 2007

The directors are pleased to release the Company's results for the financial year ending 30 June 2007

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Ron Johnson
Group Financial Officer
ronald.johnson@redflex.com.au
+61 3 9674 1754

APPENDIX 4E

REDFLEX HOLDINGS LIMITED
ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND LODGED WITH THE AUSTRALIAN SECURITIES EXCHANGE UNDER LISTING RULE 4.3A

The Company has recorded revenue from continuing activities of $70.0 million which was up 29% on the previous financial year. The net profit before tax for the Group from continuing operations was $ 11.06 million compared to the prior year profit of $5.53 million, an increase of 100 %. The net profit after tax for the Group was $7.50 million compared to the prior year profit of $4.01 million, an increase of 83%.

				$000
Results from Continuing Operations				
Revenue from continuing operations	up	**29%**	to	**70,013**
Profit before tax attributable to members	up	**100%**	to	**11,057**
Profit after tax attributable to members	up	**83%**	to	**7,501**
Results from Discontinued Operations prior to disposal				
Revenue from discontinued operations				3,498
Loss before tax from discontinued operations				(78)
Loss on sale of discontinued operations				(4,184)
Net results from all activities				
Profit before tax attributable to members (including discontinued operations)				7,200
Profit after tax attributable to members (including discontinued operations)				3,239
Basic Earnings per share				
Basic EPS from continuing activities	up	79%	to	8.4 cents
Basic EPS from discontinued operations				(4.8) cents
Net tangible assets per share	down	12%	to	66.3 cents

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final dividend	3.5 cents	3.5 cents
Interim dividend	Nil	Nil
Record date for determining entitlements to the dividend	19 October 2007	
Date the dividend is payable	2 November 2007	
The company operates a Dividend Reinvestment Plan which allows eligible shareholders to elect to invest dividends in new shares.		
No other dividends were paid or proposed for the year		

FINANCIAL PERFORMANCE SUMMARY

GROUP OVERVIEW

Redflex Holdings Limited has been in existence since 1995 and has been listed on the Australian Stock Exchange since 1997. The company now has a total focus on traffic photo-enforcement for public safety.

In the USA Redflex Traffic Systems Inc, a wholly owned subsidiary, is the leading provider and operator of photo enforcement solutions, with the largest market share and the largest growth in its market.

The Australian office is responsible for provision of photo-enforcement solutions to the rest of the world and has achieved substantial sales in the Australian market and in a number of other countries.

The Directors have proposed an inaugural dividend of 3.5 cents per share fully franked. Dividends are expected to de declared on an annual basis.

During the year the Redflex Communications Systems subsidiary was divested to enable a clear focus on the traffic photo-enforcement market.

OPERATING RESULTS FOR THE 2006/2007 FINANCIAL YEAR

PROFITABLE GROUP PERFORMANCE

Continuing operations showed:

- An increase in revenue from $54.1 million to $70.0 million.
- An increased Earnings Before Interest Tax, Depreciation and Amortisation (EBITDA) from $17.0 million to $25.7 million
- An increase in Net Profit Before Tax (NPBT) from $5.5 million to $11.1 million
- An increase in Net Profit After Tax (NPAT) from $4.1 million to $7.5 million
- As anticipated previously the EBITDA from the USA based business is approximately in line with the CAPX incurred for new camera installations. The rate of roll-out of new cameras will determine what additional CAPX funding will be required

Segment revenue from continuing operations consists of:

Revenue	**First half**	**Second half**	**2007**	**2006**	**% change**
	$000	**$000**	**$000**	**$000**	
Revenue from continuing activities:					
USA Traffic business	25,301	30,922	56,223	41,956	34%
Australian traffic business	6,651	6,810	13,461	11,627	16%
Head Office Interest income	286	43	329	557	
	32,238	**37,775**	**70,013**	**54,140**	**29%**

The earnings before interest, tax, depreciation and amortisation (EBITDA) consist of:

EBITDA	**First half**	**Second half**	**2007**	**2006**	**% change**
	$000	**$000**	**$000**	**$000**	
EBITDA from Traffic business	13,826	14,968	28,794	20,547	40%
Head Office costs	(1,580)	(1,486)	(3,066)	(3,022)	
Impairment charge	0	0	0	(550)	
EBITDA from continuing operations	**12,246**	**13,482**	**25,728**	**16,975**	**52%**

The net profit from continuing operations consists of:

PreTax Profit	**First half**	**Second half**	**2007**	**2006**	**% change**
	$000	**$000**	**$000**	**$000**	
Net profit from Traffic business	6,685	7,238	13,923	9,131	52%
Head Office costs	(1,594)	(1,272)	(2,866)	(3,052)	
Impairment charge	0	0	0	(550)	
Net profit from continuing operations	**5,091**	**5,966**	**11,057**	**5,529**	100%

FINANCIAL PERFORMANCE SUMMARY

The net profit after tax reconciles to the net profit after tax from continuing operations as follows:

After Tax Profit	First half	Second half	2007	2006	% change
	$000	$000	$000	$000	
Net profit from continuing activities	3,337	4,164	7,501	4,094	83%
Net profit from Communications business	(2,201)	(2,061)	(4,262)	4,183	
Net profit from total operations	**1,136**	**2,103**	**3,239**	**8,277**	

USA OPERATIONS

Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced traffic photo enforcement systems in the USA.

HIGHLIGHTS

- Redflex Traffic Systems continues to hold the number one position in the US market in terms of installed cameras and new business being won;
- An increase of 41% in Traffic revenue from US$31.3 million to US$44.3 million;
- 235 new camera systems installed and operational taking the total to 877 at year end after allowing for 25 that were removed from service.
- 59 new contracts signed with cities in the USA from 1 July 06 to 30 June 07 plus a further 11 cities to 29 August 2007
- Contracts in three new states in the USA over the financial year, and a further new state subsequent to year end.
- Ongoing R&D investment in new technology developments that continue to place Redflex at the forefront of the industry, including a browser based processing module which provides the ability to open remote processing facilities.

NEW CONTRACTS

In the USA, Redflex Traffic Systems now has contracts with 146 cities across 19 states (as at 1 August 2007). New contracts were signed in 64 cities from 1 July 2006 to 1 August 2007.

In addition, contract renewals have been executed in many long term partner cities. Specifically, the cities of Fort Collins, Colorado; Garden Grove, California; Culver City, California and Chandler, Arizona all renewed their contracts for multiple years. Additionally the city of El Paso, Texas recently amended its one year pilot program contract to a five year plus 5 year renewal option contract for up to 60 systems.

As well, Redflex was successful against one of its competitors in a head-to-head program trial in the City of Corpus Christi, Texas which was a huge testament to its service and technical abilities.

SALES & MARKETING

The 59 new contracts won during the financial year, compared to 26 in the prior financial year, is indicative of acceleration in the emerging opportunities and validation of photo enforcement acceptance across the US.

The sales team continued to grow during the year, adding key resources to target market areas in the mid-west and Texas. The inroads achieved in the emerging Illinois market, with 8 new contracts in that state over the financial year is a significant start to developing a larger presence in a key market. We also have a greater attention on the southeast United States focusing on Louisiana, Mississippi and Tennessee. As the State of Virginia begins to gear-up to get back into the photo enforcement arena this regional attention aligns well with growth opportunities in Virginia.

The use of external consultants/lobbyists to assist with the sales effort in targeted regions continued in the past financial year, and with this we expect the levels of contract capture to remain consistent in 2008 using both direct and indirect sales force.

Another key development during the financial year was the addition of a Vice President of Marketing to handle company branding, public relations, governmental affairs and new product development. This position is instrumental in managing the public education and awareness on the benefits of these important safety programs, while underpinning our commitment to advancing new products in the photo enforcement field.

INSTALLATIONS

Financial year 2007 witnessed the greatest number of installed systems in the industry with 235 systems activated. The installation base continues to grow with:

- 667 systems installed at 30 June 2006.
- 770 systems installed at 31 December 2006
- 877 systems installed at June 30 2007 after allowing for deactivated systems in Paramount, Virginia Beach, Culver City and Scottsdale)

The number of installed systems includes cameras that may not be generating revenues for reasons including: warning periods; delays in going live; legislative issues; road work; or maintenance actions.

FINANCIAL PERFORMANCE SUMMARY

GROWTH INITIATIVES DURING THE PERIOD

This past financial year brought with it the opportunity for Redflex to showcase new enforcement products; first it was able to build on its railroad crossing experience in Australia to enforce railroad crossings in Grand Prairie, Texas. This has generated much interest from the major railroad companies wanting to expand the REDFLEXrail enforcement solution across the United States. Soon the video clip associated with the infraction will include a full audio component.

Another exciting new product release was stop sign enforcement in the Mountains Recreation and Conservation Authority in Southern California. Using existing technology Redflex US developed a solution to enforce the running of stop signs in mountain parks that are situated in the Los Angeles area. Many drivers use the parks as cut-throughs across the city to avoid the congested Los Angeles freeways. It is the first of its kind in the US and is wireless, solar powered and compact.

OPERATIONAL ACCOMPLISHMENTS

Redflex implemented its first browser based processing module, an initiative that provides redundant processing capabilities while allowing us to open remote processing centers in large cities that require this capability (i.e. Chicago). In addition, this processing redundancy is a major component of the overall corporate disaster recovery plan.

The rollout of Oracle financials, a world class accounting, inventory, and materials management system was a tremendous achievement in the financial year just completed. Months of planning and system design from all affected departments culminated in the January 1 implementation. This new system provides Redflex the ability to more efficiently and effectively manage purchase order control / handling, optimization of inventory levels, more efficient shipping and receiving functionality, metrics and results tracking.

The US production team has pushed the standard 6 week design and build of speed vans to a 2-week turn around. This has been accomplished through more efficient project management, leverage of existing resources, pre-build of key components, and more standardized applications. Operationally this achievement means the ability to begin initial warning periods in new speed van cities in a timelier manner.

National Law Enforcement Telecommunications System (NLETS) lookup automation was completed this year providing Department of Motor Vehicles (DMV) information on all 50 states. The integration was extended to include full lookup automation compared to the previous NLETS link, which was a manual process. The system now automatically submits requests to the NLETS system and populates the database with the requisite DMV information. Considering the number of violations viewed by the back office this has resulted in a reduction in processing times by ~14hrs/day or a savings of 1.75 full time employees.

With every new city we sign, a customized back office is developed. During FY07, 36 such back offices were developed and implemented. A lot of work and coordination amongst the internal departments goes into this to make it happen, from business rules defined with customers, to coding, through testing and implementation. We have consistently kept ahead of the fast field construction pace and have the capability to develop, implement and test 10 new back office systems per month.

Overall, we saw an increase in headcount over the financial year of 35%.

LEGISLATIVE ENVIRONMENT

The past year has seen some significant changes in the legislative/legal environment in the USA and not only have we moved quickly to address the new issues, we have invested significantly in dealing with them.

As a result of these and other issues we currently have approximately 8% of our installed base of cameras not generating revenue. We expect to have that percentage reduce over the year ahead. To put this in context, these cameras represent less than 3 months of construction at our current rollout rate. Of course they also represent underperforming capital, which is a serious concern and why we continue to remain actively involved in seeking legislative and/or legal remedies with our cities.

As more cities become comfortable implementing photo enforcement programs, the more problematic situations, such as that experienced in Minneapolis, get raised. Based on this there has been a need for ongoing investment into legal and legislative activities during the financial year. Furthermore, as the competitive landscape becomes more aggressive the use of lobbyists to assist in the sales effort and to provide input into legislative outcomes that could affect the photo enforcement business becomes a normal and recurring business expense. Moreover, the use of local legal counsel in new states to provide oversight relative to local ordinances is a risk mitigation activity to minimize action based on contradictory language between state and local legislation that will continue in an effort to head off program shut downs.

AUSTRALIAN AND GLOBAL OPERATIONS

It has been another strong year for the Australian Traffic business, which provides photo enforcement products and services for the Australian market and to the rest of the world. Significant orders have been won, critical projects have been delivered and important milestones have been achieved.

HIGHLIGHTS

- Record revenue and profitability
- Sales to all states in Australia
- The signing of a major new contract with Qatar (announced July 2007)
- Activation of the Hume Highway Point-to-Point speed system for live operations.
- Continued technology and product development.
- Railway Crossing Enforcement implemented in Victoria, Western Australia and the USA.

FINANCIAL PERFORMANCE SUMMARY

SOUTH AUSTRALIA

Redflex was awarded the contract to supply Red-light/Speed Cameras to South Australia and the associated back-office ticket processing system. This was a new State for Redflex and an important win for the Company. The project has been successfully completed and we have subsequently received orders for additional cameras to be installed throughout the State.

NEW SOUTH WALES

Redflex continues to work closely with the Roads and Traffic Authority of NSW. Redflex installed next generation Bus Lane Enforcement Cameras throughout the Sydney Central Business District. The systems are small and unobtrusive and blend in with the city streetscape. Redflex was also contracted to install 21 School Zone Speed Cameras. This was the first stage of the Roads and Traffic Authority 2007 School Zone Safety Program to protect high risk schools throughout the State. Redflex subsequently received a second stage order for a further 7 School Zone Speed Cameras. The team was also contracted to install speed cameras in the Lane Cove tunnel and 6 next generation Toll Enforcement Cameras for the Sydney Harbour Tunnel.

Also in New South Wales, Redflex was awarded the contract for the Target Vehicle Surveillance System for the enforcement of border crossings with Queensland to prevent the introduction of cattle ticks. There are seven border crossings between Queensland and NSW in the tick affected area. These crossings require monitoring of all vehicles, heading in a southbound direction, to identify "vehicles of interest". Investigation is then initiated of vehicles suspected of transporting livestock in possible contravention of the NSW Stock Diseases Act.

VICTORIA

In Victoria, a significant technical milestone was achieved with the go-live of the Point-to-Point system on the Hume Freeway. These cameras use optical character recognition to record the number plate of a vehicle as it passes the first camera, which is then compared with an image of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit is then prosecutable. The system is the longest average speed enforcement system in the world and is very successful at enforcing long distance speeding. Redflex's system is world-leading technology and a significant achievement by the Company. Also in Victoria, the first and second stages of the new order for Red-light/Speed cameras are operational.

WESTERN AUSTRALIA

The Redflex Traffic Systems Image and Infringement Processing System (IIPS), has been operational in Western Australia since the beginning of the year. The IIPS system is Redflex's state-of-the-art ticket processing software. It issues tickets for speeding, red light running and on-the-spot fines detected throughout the State.

QATAR

Overseas, Redflex achieved a significant milestone with a large order for 86 camera systems for Qatar. The systems are to be installed at key intersections in the capital Doha. Already, another order has been received for an additional 2 camera systems, with further expansions in the program possible. Redflex is very pleased to be working closely with the Qatari's on their world-leading traffic safety camera program.

RESEARCH AND DEVELOPMENT

In Research and Development, Redflex collaboration in an extensive trial of Railway Crossing Enforcement Cameras in Victoria has spearheaded their installation at dangerous rail crossings in Western Australia and at rail crossings at the Victorian docks. Redflex has now installed our first Railway Crossing Enforcement Camera in the USA, with an order for Grand Prairie, Texas.

MANUFACTURING

Redflex manufacturing in Australia continues to grow, meeting the increased installation rate of our United States operation and the continuing growth in our world-wide markets.

COMMUNICATIONS BUSINESS DIVESTED

The Communications business was divested to Longreach Group in December 2006. An initial payment of $4million was received at the time of completion of the divestment and a further payment of approximately $1.2 million will be received in September 2007. This final payment is determined by the application of a formula which takes into account the performance of the division for the past three years. The below budget performance over the 2007 financial year led to a lower price than may have been expected had the operation met its budget for the year.

The division appears in the 2006/2007 financial year accounts as a discontinued operation. Following the divestment, the division will have no further impact on the accounts of the Redflex Group.

INITIAL DIVIDEND AND DIVIDEND REINVESTMENT PLAN

Directors have decided that it is appropriate to issue the first dividend for the company, and also to institute a Dividend Reinvestment Plan.

The dividend recognises that the company is now generating sufficient sustainable cash flow from operations to justify a dividend and to enable franking credits to be distributed to the predominantly Australian shareholder base.

FINANCIAL PERFORMANCE SUMMARY

OUTLOOK

We will continue our focus on the North American market and expect to see excellent growth in that market. We currently have around 50% of the market and have been winning business at a rate that is greater than all of our competitors combined. The committed work under the large number of new contracts won over the 2007 financial year position us well for the year ahead.

We intend to install well in excess of 300 new cameras systems in the USA in FY08 and see opportunities to accelerate the growth further in future years. Our assessment that the US market could grow to represent a multi-billion dollar industry as it builds out remains unchanged. We continue to believe that Redflex is in the premier position to capture a significant proportion of that growth.

The opportunities globally appear to be growing and we are well positioned with products, financial strength and backing, credibility and capability, to capitalise on that market growth.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 30-Jun-07 $000	30-Jun-06 $000
Continuing operations			
Sale of goods and services		16,550	13,463
Revenue from fee for service contracts		53,134	40,120
Finance revenue		329	557
Total Revenue	5	**70,013**	**54,140**
Cost of sales		8,937	10,215
Cost of fee for service contracts		13,015	10,264
Cost of Goods sold		**21,952**	**20,479**
Gross Profit		**48,061**	**33,661**
Marketing related expenses		5,827	4,136
Administrative related expenses		13,129	10,060
Program management costs		2,393	1,941
Amortisation of intangibles	14	764	569
Depreciation on fee for service contracts	13	12,118	9,461
Depreciation - other	13	374	283
Writedown on plant & equipment		984	0
Impairment on plant and equipment		0	550
		35,589	**27,000**
Profit from continuing operations before tax and financing costs		**12,472**	**6,661**
Interest		1,415	1,132
Profit from continuing operations before tax		**11,057**	**5,529**
Income tax expense		3,556	1,435
Profit After Tax from continuing operations		**7,501**	**4,094**
Discontinued operations			
Profit after tax from discontinued operation	6	(4,262)	4,183
Net Profit attributable to members of the parent		**3,239**	**8,277**
Earnings per share (cents per share)			
- basic for profit for year attributable to ordinary equity holders of the parent company		3.65 cents	9.52 cents
- basic for profit from continuing operations attributable to ordinary equity holders of the parent company		8.44 cents	4.71 cents
- diluted for profit for the year attributable to ordinary equity holders of the parent company		3,59 cents	9.30 cents
- diluted for profit from continuing operations attributable to ordinary equity holders of the parent company		8.30 cents	4.60 cents
- proposed dividend per share attributable to ordinary equity holders of the parent company		3.50 cents	Nil

BALANCE SHEET AS AT 30 JUNE 2007

	Note	Consolidated Entity 30-Jun-07 $000	Consolidated Entity 30-Jun-06 $000
Current Assets			
Cash and cash equivalents	10	10,179	11,564
Security deposits		653	1,252
Trade and other receivables	11	16,967	12,239
Inventories	12	8,458	11,849
Prepayments		555	0
		36,812	**36,904**
Assets classified as held for sale		0	11,120
Total Current Assets		**36,812**	**48,024**
Non-Current Assets			
Property plant and equipment	13	59,032	52,214
Deferred tax asset		5,680	6,897
Intangible assets and goodwill	14	7,449	5,549
Total Non-Current Assets		**72,161**	**64,660**
Total Assets		**108,973**	**112,684**
Current Liabilities			
Trade and other payables	15	11,359	7,921
Interest bearing borrowings		391	280
Income tax payable		1,961	2,561
Provisions		965	976
		14,676	**11,738**
Liabilities directly associated with assets classified as held for sale		0	2,275
Total Current Liabilities		**14,676**	**14,013**
Non Current Liabilities			
Interest bearing borrowings		21,334	21,790
Deferred tax liability		6,480	5,867
Provisions		128	87
Total Non Current Liabilities		**27,942**	**27,744**
Total Liabilities		**42,618**	**41,757**
Net Assets		**66,355**	**70,927**
Equity			
Equity attributable to equity holders of the parent company			
Contributed equity		81,243	80,959
Reserves		(6,659)	1,436
Accumulated losses		(8,229)	(11,468)
Total Equity		**66,355**	**70,927**

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 30-Jun-07 $000	Consolidated Entity 30-Jun-06 $000
Cash Flows from Operating Activities			
Receipts from customers		65,892	67,478
Payments to suppliers and employees		(36,981)	(46,538)
Interest Received		329	698
Interest Paid		(1,415)	(1,132)
Income Tax Paid		(2,275)	(60)
Net Cash Flows from (used in) operating activities	10	**25,550**	**20,446**
Cash Flows from Investing Activities			
Purchase of property, plant and equipment		(30,721)	(22,723)
Capitalised development costs		(2,849)	(5,280)
Receipt of Government grants		0	1,204
Proceeds of advances-non related party		0	171
Proceeds from Short Term Deposits		599	0
Proceeds from sale of discontinued operations		3,393	0
Net Cash Flows from (used in) investing activities		**(29,578)**	**(26,628)**
Cash Flows from Financing Activities			
Bank borrowings		3,394	7,998
Lease liability incurred (repaid)		(200)	374
Proceeds from issue of ordinary shares		284	1,641
Net Cash Flows from Financing Activities		**3,478**	**10,013**
Net Increase in Cash Held		**(550)**	**3,831**
Effect of exchange rate changes on cash		(835)	42
Cash at beginning of financial year		11,564	8,344
Cash and Cash Equivalents at end of period		**10,179**	**12,217**
Cash included in assets held for sale		0	(653)
Cash and Cash Equivalents at end of period		**10,179**	**11,564**

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007

Consolidated Entity	Contributed Equity $000	Foreign Currency Translation Reserve $000	Employee Equity Benefits Reserve $000	Accumulated Losses $000	Total Entity $000
At 30 June 2005	79,318	(3,153)	2,394	(19,745)	58,814
Profit for the period	0	0	0	8,656	8,656
Exercise of employee options	1,641	0	0	0	1,641
Currency translation differences	0	1,977	0	0	1,977
Prior period accounting error (Note 7)	0	0	0	(379)	(379)
Cost of share based payment	0	0	218	0	218
At 30 June 2006	80,959	(1,176)	2,612	(11,468)	70,927
Profit for the period	0	0	0	7,501	7,501
Loss on sale of discontinued operations	0	0	0	(4,262)	(4,262)
Exercise of employee options	284	0	0	0	284
Currency translation differences	0	(8,838)	0	0	(8,838)
Cost of share based payment	0	0	743	0	743
At 30 June 2007	81,243	(10,014)	3,355	(8,229)	66,355

NOTE 1 CORPORATE INFORMATION

Redflex Holdings Limited, a company incorporated in Australia, is limited by shares that are publicly traded on the Australian Securities Exchange (ASX).

The nature of the operations and principal activities of the Group are described in Note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting standards. The financial report has been prepared on a historical cost basis, except for investment properties, land and buildings, derivative financial instruments, and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(b) Statement of compliance

Except for the amendments to AASB 101 Presentation of Financial Statements and AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007. These are outlined in the table following.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 Financial Instruments: Disclosures.	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 AASB 2 – Group and Treasury Share Transactions.	1 March 2007	This is consistent with the Group's existing accounting policies for share-based payments, so the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements.	1 January 2008	The Group currently has no service concession arrangements or public-private-partnerships (PPP), so the amendments are not expected to have any impact on the Group's financial report.	1 July 2008

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However the amendments may have an impact on the Group's segment disclosures as segment information included in internal management reports is more detailed than is currently reported under AASB 114 Segment Reporting.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to reduce the extent of some disclosures in the Group's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Not-for-Profit Entities [AASB 102]	This Standard makes amendments to AASB 102 Inventories.	1 July 2007	This amendment only relates to Not-for-Profit Entities and as such is not expected to have any impact on the Group's financial report.	1July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 Borrowing Costs.	1 January 2009	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepancies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Group's financial report.	1 July 2007
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and AASB 132 Financial Instruments: Disclosure and Presentation.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8	Operating Segments	New standard replacing AASB 114 Segment Reporting, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009
AASB 123 (amended)	Borrowing Costs	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009
AASB Interpretation 10	Interim Financial Reporting and Impairment	Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement.	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139, which are to take precedence over the more general statement in AASB 134, are not expected to have any impact on the Group's financial report.	1 July 2007
AASB Interpretation 11	AASB 2 – Group and Treasury Share Transactions	Addresses whether certain types of share-based payment transactions with employees (or other suppliers of good and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 Share-based Payment. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007
AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008
IFRIC Interpretation 13	Customer Loyalty Programmes	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Group does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Group's financial report.	1 July 2008
IFRIC Interpretation 14	IAS 19 - The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan.	1 January 2008	The Group does have a defined benefit pension plan and as such this interpretation may have an impact on the Group's financial report. The Group has not yet determined the extent of the impact, if any.	1 July 2008

*designates the beginning of the applicable annual reporting period

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries (the Group) as at 30 June each year.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(d) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AU$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair vale in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc and Redflex Traffic Systems (California) Inc is United States dollars (US$).

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents, as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

(g) Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised costs using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt.

(h) Inventories

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials - Purchase cost on a first-in-first-out basis.
- Work-in-progress - Cost of direct material and labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Costs are assigned on the basis of weighted average costs.
- Infrastructure components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(i) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Certain derivative instruments are also held for trading for the purpose of making short term gains. These derivatives do not qualify for hedge accounting and changes in fair value are recognised immediately in profit or loss in other revenue and expenses. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap and commodity contracts are determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to profit and loss.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

(ii) Cash flow hedges

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

(iii) Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a similar way to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(j) Non-current assets and disposal groups held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and the sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

(k) Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalization. All other repairs and maintenance are recognised in profit or loss as incurred.

Land and buildings are measured at fair value, based on periodic but at least triennial valuations by external independent valuers, less accumulated depreciation on buildings and less any impairment losses recognised after the date of the revaluation.

Depreciation is calculated over the estimated useful life of the asset as follows:

- Furniture, Fittings and Other 13-18% pa reducing balance
- Computer Equipment Straight line over a period of three years
- Plant and Equipment Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economical benefits are expected from its use or disposal.

Any gain or loss arising on derocognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

(l) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit and loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(ii) Group as a lessor

Leases in which the Group retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as rental income.

(m) Impairment of non-financial assets other than goodwill

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(n) Goodwill and intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective bases.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognized.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

(o) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(p) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred.

(q) Provisions and employee leave benefits

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(r) Share Based payment transactions

Equity settled transaction

The Group provides benefits to employees, including key management personnel, in the form of share-based payment transactions whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently two plans in place to provide these benefits:

- The Employee Option Plan
- The Long Term Incentive Plan for Executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Equity-settled awards granted by Redflex Holdings Limited to employees of subsidiaries are recognised in the parent's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. These amounts are eliminated on consolidation. As a result, the expense recognised by Redflex Holdings Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Group is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of the cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

Cash settled transactions

The Group also provides benefits to employees in the form of cash-settled share-based payments, whereby employees render services in exchange for cash, the amounts of which are determined by reference to movements in the price of shares of Redflex Holdings Limited

(s) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probably that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred and are recoverable.

Revenue from fee for service contracts

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded when delivery of the system occurs.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin, and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(u) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

Tax consolidation legislation

Redflex Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity Redflex Holdings Limited and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, Redflex Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(v) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share are calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In applying the Group's accounting policies management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from judgments, estimates and assumptions. Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

(i) Significant accounting judgements

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences as management considers that it is probably that future taxable profits will be available to utilise those temporary differences.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations which incorporate a number of key estimates and assumptions.

(ii) Significant accounting estimates and assumptions

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted.

Long service leave provision

The liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at balance date. In determining the present value of the liability, attrition rates and pay increases through promotion and inflation have been taken into account.

Maintenance warranty

In determining the level of provision required for maintenance warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the maintenance warranty and how often and the costs of fulfilling the performance of the maintenance warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of the recovery of these receivables is assessed by management.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers' warranties (for plant and equipment), lease terms (for leased equipment) and turnover policies (for motor vehicles). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful life are made when considered necessary.

NOTE 4 SEGMENT INFORMATION

The Group's primary segment reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

Transfer prices between business segments are set on an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

Operating results by business and geographical segments are as follows:

Year ended 30 June 2007	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services	0	3,089	13,461	16,550	3,498	20,048
Revenue from fee for service contracts	0	53,134	0	53,134	0	53,134
Finance revenue	329	0	0	329	0	329
Inter-segment revenue	0	0	17,306	17,306	0	17,306
Total segment revenue	**329**	**56,223**	**30,767**	**87,319**	**3,498**	**90,817**
Inter-segment elimination					0	(17,306)
Total Consolidated Revenue					**3,498**	**73,511**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,066)	22,114	6,680	25,728	366	26,094
Depreciation	(24)	(12,118)	(350)	(12,492)	(94)	(12,586)
Amortisation	0	(24)	(740)	(764)	(357)	(1,121)
Segment result	**(3,090)**	**9,972**	**5,590**	**12,472**	**(85)**	**12,387**
Recognized loss on sale of discontinued operation				0	4,177	4,177
Profit before tax and finance charges				**12,472**	**(4,262)**	**8,210**
Finance charges				1,415	0	1,415
Profit before income tax				**11,057**	**(4,262)**	**6,795**
Income tax expense				3,556	0	3,556
Net Profit for the year				**7,501**	**(4,262)**	**3,239**
Assets and Liabilities						
Segment assets	0	89,081	13,622	102,703	0	102,703
Unallocated assets	6,270	0	0	6,270	0	6,270
Total assets	**6,270**	**89,081**	**13,622**	**108,973**	**0**	**108,973**
Segment liabilities	0	39,810	2,599	42,409	0	42,409
Unallocated liabilities	208	0	0	208	0	208
	208	**39,810**	**2,599**	**42,617**	**0**	**42,617**
Other segment information						
Capital expenditure	4	30,288	429	30,721	0	30,721

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Year ended 30 June 2006	Continuing Operations				Discontinued Operation	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services	557	1,836	11,627	14,020	17,502	31,522
Revenue from fee for service contracts	0	40,120	0	40,120	0	40,120
Inter-segment revenue	0	0	11,509	11,509	0	11,509
Total segment revenue	**557**	**41,956**	**23,136**	**65,649**	**17,502**	**83,151**
Inter-segment elimination					0	(11,509)
Total consolidated Revenue					**17,502**	**71,642**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,022)	15,896	4,100	16,974	6,920	23,894
Depreciation	(30)	(9,461)	(253)	(9,744)	(303)	(10,047)
Amortisation	0	0	(569)	(569)	(786)	(1,355)
Segment result	**(3,052)**	**6,435**	**3,278**	**6,661**	**5,831**	**12,492**
Unallocated expenses				0	0	0
Profit before tax and finance charges				**6,661**	**5,831**	**12,492**
Finance charges				(1,132)	121	(1,011)
Profit before income tax				**5,529**	**5,952**	**11,481**
Income tax expense				(1,435)	(1,769)	(3,204)
Net Profit for the year				**4,094**	**4,183**	**8,277**
Assets and Liabilities						
Segment assets	0	75,338	18,275	93,613	11,120	104,733
Unallocated assets	7,951	0	0	7,951	0	7,951
Total assets	**7,951**	**75,338**	**18,275**	**101,564**	**11,120**	**112,684**
Segment liabilities	0	31,803	4,001	35,804	2,275	38,079
Unallocated liabilities	3,678	0	0	3,678	0	3,678
Total liabilities	**3,678**	**31,803**	**4,001**	**39,482**	**2,275**	**41,757**
Other segment information						
Capital expenditure	5	22,529	459	22,993	104	23,097
Impairment losses	0	550	0	550	0	550

GEOGRAPHICAL SEGMENTS

The Group's geographical segments are determined based on the location of the Group's assets and operations.

The following table represents revenue, expenditure and certain asset information regarding geographical segments for the years ended 30 June 2007 and 30 June 2006.

Year ended 30 June 2007

	USA	Australia	Other	Total
	$000	$000	$000	$000
Revenue				
Revenue from sale of goods and services	3,089	34,265	0	37,354
Revenue from fee for service contracts	53,134	0	0	53,134
Finance Revenue	0	329	0	329
Less revenue from discontinued operation	0	(3,498)	0	(3,498)
Total revenue from continuing operations	**56,223**	**31,096**	**0**	**87,319**
Inter-segment sales	0	(17,306)	0	(17,306)
Segment revenue	**56,223**	**13,790**	**0**	**70,013**
Other segment information				
Segment assets	89,081	13,622	0	102,703
Unallocated assets	0	6,270	0	6,270
Total assets	**89,081**	**19,892**	**0**	**108,973**
Capital expenditure	30,288	433	0	30,721

Year ended 30 June 2006

	USA	Australia	Other	Total
	$000	$000	$000	$000
Revenue				
Revenue from sale of goods and services	16,803	21,668	4,560	43,031
Revenue from fee for service contracts	40,120	0	0	40,120
Less revenue from discontinued operation	(11,811)	(1,723)	(3,968)	(17,502)
Total revenue from continuing operations	**45,112**	**19,945**	**592**	**65,649**
Inter-segment sales	0	(11,509)	0	(11,509)
Segment revenue	**45,112**	**8,436**	**592**	**54,140**
Other segment information				
Segment assets	74,674	29,396	0	104,070
Unallocated assets	0	8,614	0	8,614
Total assets	**74,674**	**38,010**	**0**	**112,684**
Capital expenditure	22,529	568	0	23,097

NOTE 5 OTHER REVENUE, OTHER INCOME AND EXPENSES

	Consolidated Entity	
	30 June 2007	30 June 2006
	$000	$000
Revenues and expenses from continuing operations		
Sale of goods and services	16,550	13,463
Revenue from fee for service contracts	53,134	40,120
Finance revenue	329	557
Total Revenue	70,013	54,140
Depreciation, amortisation and impairment costs included in income statement		
Depreciation on assets in fee for service business	12,118	9,461
Depreciation of other assets	374	283
Amortisation of development costs	764	569
Impairment of plant and equipment	0	550
Employee benefits expense		
Wages and salaries	19,139	16,526
Payroll benefits	1,636	1,556
Contract labour	2,126	2,044
Superannuation	541	506
Payroll taxes	1,563	1,287
Share-based payment expense	743	218
Other payroll related costs	1,809	1,873
	27,557	24,010
Research and development costs		
Expensed in administrative expenses	335	550

	Discontinued operation	
	30 June 2007	30 June 2006
	$000	$000
Revenues and expenses from discontinued operation		
Sale of goods and services	3,498	17,502
Depreciation, amortisation and impairment costs included in income statement		
Depreciation of other assets	94	303
Amortisation of development costs	357	786
Employee benefits expense		
Wages and salaries	883	3,992
Payroll benefits	163	238
Contract labour	100	1,039
Superannuation	87	304
Payroll taxes	64	195
Other payroll related costs	8	12
	1,305	5,780
Research and Development costs		
Expensed in administrative expenses	0	50

NOTE 6 DISCONTINUED OPERATION

Within the company's presentations of the 30 June 2006 results, Redflex Holdings Limited announced the decision of its board of directors to divest the operations of Redflex Communication Systems Pty Ltd, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets, and is a separate business segment that is part of the Australian operations.

The board decided that the Communications business would be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. Redflex Communications Systems Pty Ltd has been divested effective from 30 November 2006. As at 30 June 2006, Redflex Communications Systems Pty Ltd was classified as a disposal group held for sale.

The results for Redflex Communications Systems Pty Ltd until the point of disposal are presented below

	30 June 2007	30 June 2006
	$000	$000
Revenue	3,498	17,502
Expenses	(3,576)	(11,550)
Profit before tax from discontinued operation	(78)	5,952
Income tax expense		
- related to pretax profit	18	(1,769)
- related to measurement to fair value	0	0
Net profit attributable to discontinued operation	(60)	4,183

Cash Flow Information

	30 June 2007	30 June 2006
	$000	$000
Net cash flow from operating activities	(108)	5,575
Net cash flow from investing activities	214	(26)
Net cash flow from financing activities	(184)	(6,187)
Net cash (inflow) outflow	**(78)**	**4,183**

To calculate earnings per share for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted is as per note 9. The following table provides the profit figure used as the numerator:

	30 June 2007	30 June 2006
	$000	$000
Net profit attributable to ordinary equity holders of the parent from discontinued operation	**(4,262)**	**4,183**
For basic earnings per share	(4.80) cents	4.81 cents
For diluted earnings per share	(4.72) cents	4.70 cents

NOTE 7 CORRECTION OF ERRORS AND REVISIONS OF ACCOUNTING ESTIMATES

Correction of error in relation to property related costs and taxation balances in previous financial year

Due to an error in the assessment of property related liabilities and errors in the calculation of the taxation balances in connection with R&D tax concessions and plant depreciation in the previous financial year, the operating results for the year ended 30 June 2006 have been restated. This error has the affect of overstating profit before tax by $288,000 and understating tax expense by $91,000.

The comparative Balance Sheet at 30 June 2006 has also been restated; the error had the affect of understating trade creditors by $288,000, overstating the Deferred Tax asset by $788,000, overstating the Provision for tax by $697,000 and understating accumulated losses by $379,000.

Basic and diluted earnings per share for the prior year have also been restated. The amount of the correction for both basic and diluted earnings per share was an increase of $0.004 per share.

NOTE 8 DIVIDENDS PAID AND PROPOSED

(a) Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007.

(b) Unrecognised amounts

	Consolidated	
	30 June 2007	30 June 2006
Dividends on ordinary shares	$000	$000
Final franked dividend for 2007: (2006: nil)	3,114	0
	3,114	0

After the balance sheet date, the above dividends are proposed for approval at the Company's Annual General Meeting. These amounts have not been recognised as a liability in 2007 but will be brought to account in 2008.

(c) Tax rates

Dividends proposed will be franked at the rate of 30% (2006: na).

NOTE 9 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Net profit attributable to equity holders from continuing operations	7,501	4,094
Profit attributable to equity holders from discontinued operation	(4,262)	4,183
Net profit attributable to equity holders of the parent	**3,239**	**8,277**
Net profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	**3,239**	**8,277**
	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	88,975	86,906
Effect of dilution – share options not yet converted to shares	1,489	2,135
Adjusted weighted average number of ordinary shares for diluted earnings per share	**90,464**	**89,041**
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	646	1,243

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 10 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Cash at bank and in hand	8,305	4,666
Short-term deposits	1,874	6,898
	10,179	11,564

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

The fair value of cash and cash equivalents is $10,179,000 (2005: $11,564,000).

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Reconciliation of Cash		
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:		
Cash at bank and in hand	8,305	4,666
Short-term deposits	1,874	6,898
	10,179	11,564
Cash at bank and in hand relating to discontinued operation	0	653
	10,179	12,217
Reconciliation from the net profit after tax to the net cash flows from operations		
Net Profit/(Loss) after Income Tax	7,501	8,277
Non Cash Flow Items		
Depreciation Expense	12,492	10,047
Amortisation of Intangibles	764	1,355
Provision for Employee Entitlements	30	590
Impairment and writedown of PP&E	983	550
Share Based Payments	743	218
Prior year error	0	379
Change in Operating Assets and Liabilities		
Decrease/(Increase) in Prepayments	(1,228)	143
Decrease/(Increase) in Receivables - Current	(4,589)	(3,720)
Decrease/(Increase) in Inventories	2,333	(1,524)
Increase/(Decrease) in Deferred Revenue	797	267
Increase/(Decrease) in Taxation Provisions	1,565	3,166
Increase/(Decrease) in Payables	4,159	698
Net Cash from Operating Activities	25,550	20,446

NOTE 11 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Trade receivables	16,523	11,858
Provision for doubtful debts	(140)	(181)
	16,383	**11,677**
Other receivables	584	1,061
Provision for doubtful debts	0	(499)
	584	**562**
	16,967	12,239

Trade receivables are non-interest bearing and are generally on 30 day terms.

NOTE 12 CURRENT ASSETS - INVENTORIES

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Work in progress – at cost	364	3,290
Infrastructure components – at cost	8,719	9,083
Provision for write-downs	(625)	(524)
	8,458	**11,849**

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale

NOTE 13 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT

	Consolidated			
Year ended 30 June 2007	Plant and equipment	Furniture & Other	Computer Equipment	Total
	$000	$000	$000	$000
At 1 July 2006, net of accumulated depreciation and impairment	**48,501**	**873**	**2,840**	**52,214**
Additions	29,596	130	995	30,721
Disposals	(1,149)	(34)	(4)	(1,187)
Reclassification	(323)	345	(22)	0
Depreciation for year	(11,435)	(430)	(627)	(12,492)
Exchange adjustment	(9,769)	(26)	(429)	(10,224)
At 30 June 2007, net of accumulated depreciation and impairment	**55,421**	**858**	**2,753**	**59,032**
At 1 July 2006				
Cost	71,505	1,575	4,294	77,374
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)
Net Carrying amount	**48,501**	**873**	**2,840**	**52,214**
At 30 June 2007				
Cost	84,034	1,705	4,617	90,356
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)
Net Carrying amount	**55,421**	**858**	**2,753**	**59,032**

Impairment loss

The impairment loss of $550k recorded in the previous financial year represents the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc. The impairment provision has now been reversed and the assets to which they relate written off subsequent to the cancellation of the contract in which they were utilized.

During the year certain camera systems installed in contracted cities within the USA were unable to generate revenue due to legislative and customer constraints. The company considers the likelihood of an early resumption to revenue generating activities as low and has recorded an impairment loss accordingly.

	Consolidated			
Year ended 30 June 2006	Plant and equipment	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	**36,104**	**507**	**1,664**	**38,275**
Additions	20,799	535	1,763	23,097
Disposals	(54)	0	0	(54)
Attributable to discontinued operation	(237)	(13)	(39)	(289)
Impairment	(550)	0	0	(550)
Depreciation for the year	(9,217)	(184)	(646)	(10,047)
Exchange adjustment	1,656	28	98	1,782
At 30 June 2006, net of accumulated depreciation	**48,501**	**873**	**2,840**	**52,214**

	Consolidated			
Year ended 30 June 2006	Plant and equipment	Furniture & other	Computer Equipment	Total
	$000	$000	$000	$000
At 1 July 2005				
Cost	50,821	1,015	2,649	54,485
Accumulated depreciation and impairment	(14,717)	(508)	(985)	(16,210)
Net carrying amount	**36,104**	**507**	**1,664**	**38,275**
At 30 June 2006				
Cost	71,505	1,575	4,294	77,374
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)
Net carrying amount	**48,501**	**873**	**2,840**	**52,214**

NOTE 14 NON CURRENT ASSETS - INTANGIBLE ASSETS AND GOODWILL

Year ended 30 June 2007

INTANGIBLES	Consolidated		
	Development Costs	Goodwill	Total
	$000	$000	$000
At 1 July 2006, net of accumulated depreciation and Impairment	**5,149**	**400**	**5,549**
Additions	2,849	0	2,849
Amortisation for the year	(764)	0	(764)
Exchange adjustment	(185)	0	(185)
At 30 June 2007, net of accumulated depreciation and Impairment	**7,049**	**400**	**7,449**
At 1 July 2006			
Cost	7,096	400	7,496
Accumulated amortisation and impairment	(1,947)	0	(1,947)
Net carrying amount	**5,149**	**400**	**5,549**
At 30 June 2007			
Cost	9,328	400	9,728
Accumulated depreciation and impairment	(2,279)	0	(2,279)
Net carrying amount	**7,049**	**400**	**7,449**

Development costs are capitalised at cost. This intangible asset has been assessed as having a finite life and is amortised over their useful life using the straight line method. The asset is tested for impairment where an indicator of impairment arises.

Year ended 30 June 2006

INTANGIBLES	Consolidated		
	Development Costs	Goodwill	Total
	$000	$000	$000
At 1 July 2005, net of accumulated depreciation and impairment	**8,371**	**400**	**8,771**
Additions	5,280	0	5,280
Attributable to discontinued operation (net)	(5,944)	0	(5,944)
Amortisation for the year	(1,354)	0	(1,354)
Grant received	(1,204)	0	(1,204)
At 30 June 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**
At 1 July 2005			
Cost	11,484	400	11,884
Accumulated amortisation and impairment	(3,113)	0	(3,113)
Net carrying amount	**8,371**	**400**	**8,771**
At 30 June 2006			
Cost	7,096	400	7,496
Accumulated depreciation and impairment	(1,947)	0	(1,947)
Net carrying amount	**5,149**	**400**	**5,549**

GOODWILL	Consolidated	
	30 June 07	30 June 06
	$000	$000
Carrying amount of goodwill	400	400

Goodwill acquired through business combinations has been allocated to the Australian Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

Impairment testing of goodwill

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2006: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 15 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated	
	30 June 2007	30 June 2006
	$000	$000
Current		
Trade payables	10,295	7,480
Deferred revenue	1,064	441
	11,359	7,921

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 16 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Australian accounting standards which includes Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures compliance with International Financial Reporting Standards (IFRS). The preliminary report is also in accordance with other ASSB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This preliminary report, and the accounts upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. The accounts are in the process of being audited and no audit report is attached.
5. The entity has a formally constituted audit committee.

Graham Davie

Director

29 August 2007

El Paso extension to support largest Texas program, and new Lewisville, Texas contract

1 August 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a contract expansion and extension with El Paso, Texas, and a new photo enforcement contract with Lewisville, Texas.

El Paso, Texas
The amended contract with the City of El Paso, population in excess of 600,000 is for up to 60 photo enforcement systems. The contract extension is for a term of five years with an option for an additional five-year term.

"Starting with a one-year pilot with a limited scope of 16 systems and expanding to a five-year term with the potential of growing into the largest program in the State of Texas with up to 60 systems, validates our true commitment to nurturing our partner cities and helping them build substantial automated public safety programs stemming from a foundation of proven results" said Karen Finley, CEO.

Lewisville, Texas
Lewisville is located in Denton County with a fulltime population of approximately 100,000.

The contract is for the enforcement of up to 20 intersections with a term of five years, plus two, two-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more then 140 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 19 states, Redflex leads the market in installed systems, installation rate and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END